


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Mail Stop 4561

July 28, 2009

Rodney Schutt
Chief Executive Officer
Aspyra, Inc.
26115-A Mureau Road
Calabasas, CA 91302

> **Re: Aspyra, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 21, 2009**
> **File No. 001-13268**

Dear Mr. Schutt:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Information, page 3

1.   We note that you address the question: "What vote was obtained to approve the amendment to the articles of incorporation described in this information statement?" However, it does not appear that your information statement pertains to an amendment to your articles of incorporation. Please advise.

Temporary Reduction in Exercise Price of Outstanding Warrants, page 4

2.   Your proposal to reduce the exercise price of your warrants appears to fall within Item 12 of Schedule 14A which is applicable to you by operation of Item 1 of Schedule 14C. As you have not included financial information in your information statement, please tell us how you determined that financial statements are not required pursuant to Item 12(f) of Schedule 14A in connection with the reduction in the exercise price of your outstanding warrants to purchase shares of common stock.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (818) 449-8702
        Ana Villafane, Esq.